Mail Stop 3233

                                                            July 3, 2018

Via E-mail
R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

        Re: Medical Properties Trust, Inc.
            MPT Operating Partnership, L.P.
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed March 1, 2018
            File No. 001-32559 and 333-177186

 Dear Mr. Hamner:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comments, we may have additional comments.


Form 10-K for the fiscal year ended December 31, 2017

Item 1 Business

Significant Tenants, page 11

1. We note your disclosure in footnote (1) to the table that Steward operates $1.86 billion of triple net leased gross assets. Please tell us whether properties leased to Steward represent more than 20% of your total assets as of December 31, 2017. To the extent you lease more than 20% of your total assets to Steward, please tell us what consideration you gave to providing audited financial statements of Steward.
 Steven Hamner
Mortgage Properties Trust, Inc. and MPT Operating Partnership, L.P.
July 3, 2018
Page 2

2. Notwithstanding the above comment and in light of your total asset concentration in
       Steward (i.e. leased assets, mortgage loans and equity investment), please tell us what consideration you gave to providing audited financial statements of Steward. In your response, please tell us how you determined such information is not necessary for your investors to make an investment decision.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Sensitivity, page 70

3. With respect to your foreign currency exchange rate risk, please tell us how you determined it is appropriate to present a sensitivity analysis that expresses the potential change to your FFO, which is a non-GAAP measure. Please refer to Item 305 of
       Regulation S-K.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3295 with any questions.




                                                             Sincerely,

                                                             /s/ Jennifer
Monick

                                                             Jennifer Monick
                                                             Assistant Chief
Accountant
                                                             Office of Real
Estate &
                                                               Commodities